Mail Stop 4561

June 18, 2009

Mr. James J. Kavanaugh
Senior Vice President and Controller
International Business Machines Corporation
1 New Orchard Road
Armonk, NY 10504

   Re: International Business Machines Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2008
      File No. 001-02360

Dear Mr. Kavanaugh:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Craig Wilson
        Sr. Asst. Chief Accountant